NEWS RELEASE
TSX Venture Exchange Symbol: SNV	September 26th, 2005

SONIC TO ACQUIRE USA BASED TERRA-KLEEN RESPONSE GROUP INC.

Vancouver, CANADA—Adam Sumel, President and CEO of Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that the Company has entered into an agreement to acquire 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”) based in San Diego, California. Terra-Kleen operates proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. The Company has an established operating history with the Environmental Protection Agency in the USA and has licenses in both Japan and Australia. Terra-Kleen is privately held by founder Alan Cash who will join the Sonic management team as President of USA Operations. .The transaction will be effected through a merger between Terra-Kleen and a newly incorporated subsidiary of Sonic in the United States.

Mr. Sumel commented, “This acquisition enables Sonic to accelerate our international market penetration and gives Sonic an established presence in the important USA market. We expect to add our PCB Sonoprocess™ for the destruction of PCBs to the existing Terra-Kleen extraction processes to provide a complete treatment capability for that process. The Terra-Kleen process is entirely complimentary to our own technology and gives Sonic added flexibility in meeting the entire spectrum of customer expectations with respect to cost, treatment time and space considerations. We are also delighted to add an environmental industry veteran with the management expertise and track record of Mr. Alan Cash to the Sonic executive team,

Terra-Kleen was founded in 1993 and holds patents for a non-thermal solvent extraction process which can be quickly and easily deployed on-site for the treatment of soil contaminated with pesticides, PCB, dioxins, furans and other persistent organic pollutants. Terra-Kleen’s technology is field proven with an excellent track record at USA Superfund sites and successful performance on remediation contracts worth over US$25 million.

Mr. Alan Cash, founder and sole owner of Terra-Kleen, stated: “Terra-Kleen, combined with Sonic’s Sonoprocess™ technology, can more effectively penetrate and deploy into the global soil remediation market. Furthermore, as a combined entity we should have increased access to capital and a broader management team, which will allow us to more quickly advance the development of current and additional applications for our technologies. I am looking forward to being part of the Sonic team.”

The total consideration for the Terra-Kleen acquisition is a maximum of approximately US$8 million. On Closing of the acquisition (“Closing”), the shareholders of Terra-Kleen will receive an initial re-payment of shareholder loans of US$488,000 and be issued Sonic common shares with a value of US$500,000 at a minimum price of CDN$2.50 per share. A further US$500,000 in Sonic common shares will be issued at market value six months following the Closing. The remaining consideration is based directly on the performance of the Terra-Kleen business over the next three years. Most of the performance payments will follow a formula that closely approximates net income from the business, with payments comprised of a minimum of 30% cash and the balance payable by either cash or Sonic common shares, at Sonic's discretion.

The acquisition is subject to various conditions, including regulatory approval, satisfactory completion of due diligence, and to Sonic completing an additional financing within 120 days of signing of the Agreement.

Sonic Environmental Solutions Inc.
          The Sonoprocess™ Company

Adam R. Sumel
President & CEO

For further information contact info@sesi.ca or at (604) 736-2552 or visit our website at www.SonicEnvironmental.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. The Company relies upon litigation protection for forward-looking statements.